Exhibit 99.1

THE INFORMATION CONTAINED WITHIN THIS ANNOUNCEMENT IS DEEMED BY THE COMPANY TO CONSTITUTE INSIDE INFORMATION AS STIPULATED UNDER THE EU MARKET ABUSE REGULATION (596/2014). UPON THE PUBLICATION OF THE ANNOUNCEMENT VIA A REGULATORY INFORMATION SERVICE, THIS INFORMATION IS CONSIDERED TO BE IN THE PUBLIC DOMAIN.

Realm Therapeutics plc

(“Realm Therapeutics”, “Realm” or the “Company”)

Update on Strategic Review

MALVERN, PA, November 29, 2018 - Realm Therapeutics plc (NASDAQ: RLM / AIM: RLM), a biopharmaceutical company with a proprietary technology platform of stabilized high concentration hypochlorous acid (HOCl), today provides an update on timing of the ongoing formal sale process as part of the previously announced strategic review.

On September 17, 2018, Realm announced the commencement of a strategic review, including the evaluation of a potential sale of the Company being conducted within the context of a formal sale process (as referred to in the City Code on Takeovers and Mergers (the "Code")). The Board continues to consider many strategic initiatives in parallel.

As part of the strategic review, Realm received multiple indications of interest which include a potential sale of the Company, contemplated as a reverse merger, directly and through parties contacted by MTS Partners, LP acting as an advisor in the strategic review. From among the several non-binding proposals, the Company has selected a short list of potential transactions and has advanced these to deal negotiation and due diligence. The Company anticipates providing a further update to shareholders in Q1 2019.

Realm is also considering the separate sale of its HOCl-related assets, which include the Vashe® royalty stream, the anti-itch hydrogel (formerly marketed as Aurstat™) and the Company’s HOCl-related intellectual property and other assets. The Company is in advanced negotiations to sell these assets and expects to update shareholders as to progress early in 2019.

As at October 31, 2018, Realm had $20 million in cash and cash equivalents, and short term investments.

Realm continues to assess all options available to the Company to maximize shareholder value. There can be no certainty that any transaction will ensue from the formal sale process whether as a reverse merger or through the on-going efforts to monetize the HOCl assets.

The Board reserves the right to alter or terminate any prospective transaction process at any time and, in such cases, will make an announcement as appropriate. The Board also reserves the right to reject any approach or terminate discussions with any interested party at any time.

Disclosure Requirements of the Code

Following the Company's announcement on September 17, 2018, the Company is considered to be in an offer period as defined in the Code, and the dealing disclosure requirements listed below continue to apply.

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

About Realm Therapeutics

Realm Therapeutics is a biopharmaceutical company with a proprietary technology platform of stabilized high concentration hypochlorous acid (HOCl). The Company has an FDA 510K-cleared anti-itch hydrogel, previously marketed as Aurstat™, indicated for the management and relief of pain, burning and itching experienced with various dermatoses, including atopic dermatitis, allergic contact dermatitis and radiation dermatitis. The Company also receives a royalty stream from the Vashe® Wound care portfolio of products out-licensed to a third party. Both of these products were developed based on Realm’s patented proprietary HOCl technology. For more information on Realm Therapeutics please visit www.realmtx.com.

The person who arranged for the release of this announcement on behalf of the Company was Marella Thorell, Chief Financial Officer and Chief Operating Officer.

Forward Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the Company's strategic plans, financial condition and cash position, and exploration of strategic alternatives. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements including with respect to the status of negotiations with potential counterparties in the Company’s formal sale process and the timing and possibility of completing a transaction; the status of the potential sale of the HOCl-related assets and any the timing and outcome of this process; the ability to extract any value from our portfolio of assets; any outcome of a strategic alternative evaluation process. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the general uncertainty around future plans for the Company. Additionally, the Company’s discontinuation of the clinical development of all of its drug development programs and its exploration of strategic alternatives represents a material change in business strategy, which the Company may not be able to execute effectively, on its intended timeline or at all, and its failure to do so may impact the price and volatility of the Company’s publicly traded ordinary shares and American Depositary Receipts representing such shares. These risks and uncertainties and other important factors which are referred to in Exhibit 99.4 to our Form 6-K furnished to the Securities and Exchange Commission (SEC) on August 14, 2018 and our other reports furnished to or filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this announcement. Any such forward-looking statements represent management's estimates as of the date of this announcement. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as required by law or by any appropriate regulatory authority. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this announcement.

RNS-RLM

Contacts:

Realm Therapeutics plc

Alex Martin, Chief Executive Officer

Marella Thorell, Chief Financial Officer and Chief Operating Officer

Outside US: +44 (0) 20 3727 1000

US: +1 212 600 1902

Argot Partners

Stephanie Marks / Claudia Styslinger

+1 212 600 1902

FTI Consulting

Simon Conway / Mo Noonan

+44 (0) 20 3727 1000

N+1 Singer (Nominated Adviser and Broker)

Aubrey Powell / Jen Boorer

+44 (0) 20 7496 3000

MTS Health Partners, L.P. (Strategic Advisor)

Ravi Mehrotra, Partner

+1 (212) 887-2112

Mark Epstein, Partner

+1 (212) 887-2121